FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 4, 2012, Teva Pharmaceutical Industries Limited (“Teva”) consummated, through its special purpose finance subsidiary, Teva Pharmaceutical Finance IV B.V. (the “Issuer”), the offering of an aggregate of €1,000,000,000 of 2.875% Senior Notes due 2019 (the “Notes”). The Notes were sold to non-U.S. persons outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the benefit or account of, U.S. persons absent registration or an exemption from registration under the Securities Act. The Notes were issued pursuant to an Indenture, dated as of November 10, 2011 (the “Indenture”), by and among Teva, the Issuer and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by the Second Supplemental Senior Indenture, dated as of April 4, 2012, by and among Teva, the Issuer, the Trustee and The Bank of New York Mellon, London branch, as principal paying agent (the “Supplemental Indenture”). Net proceeds to the Issuer from the offering were approximately $1.32 billion, after deducting managers’ discounts and estimated offering expenses payable by Teva and the Issuer.

The relevant terms of the Notes are set forth in the Indenture, included as Exhibit 4.5 of Teva’s Form 6-K filed on November 10, 2011, and incorporated herein by reference, and the Supplemental Indenture attached hereto as Exhibit 4.2 and incorporated herein by reference.

The Notes will be irrevocably and unconditionally guaranteed by Teva. As indebtedness of Teva, the guarantee will rank senior in right of payment to any Teva indebtedness that is expressly subordinated to the guarantee, equally in right of payment with Teva’s other unsecured indebtedness outstanding other than any such indebtedness that is subordinated to the guarantee, effectively junior to Teva’s secured indebtedness up to the value of the collateral securing that indebtedness and effectively junior to the indebtedness and other liabilities of Teva’s subsidiaries.

The descriptions of the Indenture, the Supplemental Indenture and the Notes in this report are summaries and are qualified in their entirety by the terms of the Indenture, the Supplemental Indenture and the Notes, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:		/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Chief Financial Officer

Date: April 4, 2012

EXHIBITS

4.1	Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance IV B.V. and The Bank of New York Mellon, as trustee.(1)

4.2	Second Supplemental Senior Indenture, dated as of April 4, 2012, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance IV B.V., The Bank of New York Mellon, as trustee and The Bank of New York Mellon, London branch, as principal paying agent, including the form of the Notes.

(1)	Filed as an exhibit to Form 6-K filed on November 10, 2011, and incorporated herein by reference.